Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group Rejects Unsolicited Non-Binding Indication of Interest

from California Water Service Group

SJW Group Board of Directors Unanimously Reaffirms Commitment to Merger of Equals with

Connecticut Water and its Potential to Create Significant Long-Term Value for Shareholders and Benefits

for Customers, Employees and Communities

Preliminary S-4 Proxy and Registration Statement Filed; Important Step Toward Closing Merger of Equals

with Connecticut Water

San Jose, CA – April 26, 2018 – SJW Group (NYSE: SJW) confirmed today that it has rejected an unsolicited, non-binding indication of interest it received from California Water Service Group (NYSE: CWT) (“Cal Water”) regarding a potential proposal to acquire all issued and outstanding shares of SJW Group for $68.25 per share in cash.

The SJW Group Board of Directors, following a careful and thorough review in consultation with SJW Group’s management and legal and financial advisors consistent with its fiduciary duties, determined that Cal Water’s non-binding indication of interest neither constituted nor was reasonably likely to lead to a superior proposal as defined in SJW Group’s merger agreement with Connecticut Water Service, Inc. (NASDAQ: CTWS) (“Connecticut Water”).

The SJW Group Board concluded that Cal Water’s all-cash transaction described in the non-binding indication of interest would not permit SJW Group’s shareholders the opportunity to share in the benefits expected from being shareholders of the combined company with Connecticut Water. The long-term benefits of the merger of equals transaction with Connecticut Water include increased scale, enhanced financial strength and geographic diversity; expected continued payment of dividends over time; anticipated higher future growth profile and associated share price appreciation; the tax-free nature of the merger of equals with Connecticut Water; and significant earnings accretion – all of which the SJW Group Board believes are unique to the proposed merger of equals transaction.

In addition, Cal Water has not stated its plans for all employees should it acquire SJW Group, whereas SJW Group has publicly stated that it will continue to honor its commitments to all employees and believes that the merger of equals with Connecticut Water will provide better opportunities and outcomes for all employees of both companies.

The SJW Group Board determined that there is a significant risk Cal Water’s proposed transaction would not close in a reasonable period of time, if at all, due to the potentially protracted regulatory review taking as long as 18 months, the substantial amount of financing that the proposed all-cash transaction requires and the uncommitted nature of Cal Water’s sources of financing.

The SJW Group Board continues to be committed to its existing merger agreement with Connecticut Water, which remains on track to close during the fourth quarter of 2018. This combination will create a leading water utility company positioned to drive growth, serve customers and create opportunities for all employees across a national footprint. The SJW Group Board continues to believe the merger of equals provides the shareholders of both SJW Group and Connecticut Water with the best opportunity for value creation over the long term and yields benefits for both companies’ customers, employees and communities.

J.P. Morgan Securities LLC is serving as financial advisor to SJW Group, and Skadden, Arps, Slate, Meagher & Flom LLP is legal counsel.

The text of SJW Group’s rejection letter to Cal Water follows:

April 25, 2018

California Water Service Group

Attn: Martin A. Kropelnicki and Peter C. Nelson

1720 North First Street

San Jose, California 95112

Dear Messrs. Kropelnicki and Nelson,

We received your unsolicited non-binding indication of interest, dated April 4, 2018, to acquire SJW Group for $68.25 per share in cash. After carefully and thoroughly evaluating your non-binding indication of interest in consultation with our management and legal and financial advisors, the SJW Group Board of Directors has determined that it neither constitutes nor is reasonably likely to lead to a superior proposal as defined in SJW Group’s merger agreement (the “Merger Agreement”) with Connecticut Water Service, Inc. (“Connecticut Water”).

Accordingly, the Board voted unanimously to reject your proposal.

In reaching its determination, as more fully described below, the Board found that your offer of $68.25 per share significantly undervalues SJW Group’s long-term prospects and is not in the best interest of our shareholders. We are enthusiastic about the future prospects of SJW Group, all the more so in light of our pending merger of equals (the “Merger”) with Connecticut Water. We believe the Merger has the potential to create significant long-term value for our shareholders – value that our shareholders would not be permitted to share as part of your proposal.

Upon consummation of the Merger, SJW Group is expected to be the third largest investor-owned water and wastewater utility in the United States. With a strong multi-state presence in Connecticut, Maine, California and Texas, SJW Group will be well-positioned to continue to deliver a robust and stable dividend, highly attractive earnings and growth accretion to our shareholders, who will own approximately 60% of the combined company.

Our Board concluded that your all-cash transaction described in the non-binding indication of interest would not permit our shareholders the opportunity to share in the benefits expected from being shareholders of the combined company with Connecticut Water, including the opportunity to realize the long-term benefits of increased scale, enhanced financial strength and geographic diversity; expected continued payment of dividends over time; anticipated higher future growth profile and associated share price appreciation; and significant earnings accretion – all of which our Board believes are unique to the Merger with Connecticut Water. As a result of all of these factors, the Board believes that the Merger will result in our shareholders having the ability to realize greater long-term value than in your proposed transaction.

Our board also believes that the Merger provides greater flexibility to grow the business through increased investments, the ability to compete more effectively across a national footprint, as well as increased scale and cost savings. We are uniquely positioned to integrate the culture and operations of SJW Group and Connecticut Water. We do not anticipate any job losses as a result of this transaction and, following the Merger, employees in the combined company will have additional opportunities for career development and geographic mobility as part of a larger, stronger and more diverse organization. This is a commitment to our employees that we likely would not be able to honor if we were to accept your proposal.

Additionally, our Board determined there is a significant risk that your proposed transaction would not close in a reasonable period of time, if at all, due to the risks presented by the potentially protracted regulatory review taking as long as 18 months, the substantial amount of financing that your proposed all-cash transaction requires and the uncommitted nature of your sources of financing. Other factors include that your proposal is a taxable transaction for our shareholders versus the tax-free merger with Connecticut Water, the non-binding nature of your indication of interest with significant contingencies, including, among other things, performance of due diligence and negotiation of binding documentation – a process that would further extend your transaction’s closing time well beyond our fourth quarter 2018 target for closing.

SJW Group continues to be committed to the existing Merger with Connecticut Water and continues to believe the Merger provides the shareholders of both companies with the best opportunity for value creation over the long term, including:

•	Highly attractive earnings and growth accretion. The combination is expected to be mid- to high-single digit percentage accretive to each company’s earnings per share. It will also offer greater flexibility to grow the business through increased investments and to compete more effectively in a fragmented industry. The new company should have the opportunity to expand across a national footprint with a leading forecasted growth rate.

•	A strong balance sheet that enhances financial flexibility to increase growth. The combined company is expected to benefit from a robust balance sheet and enhanced financial flexibility, with total assets of $2.4 billion. This will result in a stronger financial foundation and increased capital markets access yielding a lower cost of capital, better enabling the new organization to compete for attractive growth opportunities on a national level.

•	A solid credit profile that supports share repurchase. The incremental debt capacity resulting from the merger of equals, and the expectation that the combined company will maintain a strong “A” credit profile, is expected to enable the combined company to pursue a share repurchase program of up to $100 million.

•	Enhanced equity value. Your non-binding indication of interest significantly undervalues SJW Group’s long-term prospects and is not in the best interest of SJW Group’s shareholders. The Board believes that the merger of equals with Connecticut Water will result in shareholders having the ability to realize greater long-term value than in your proposed transaction.

In addition to benefits to shareholders of both companies, the proposed merger of equals with Connecticut Water will benefit employees, customers and communities of both companies in the following ways:

•	Honoring commitments to employees. SJW Group and Connecticut Water do not anticipate any job losses as a result of the merger of equals. Following the close of the transaction, employees will have additional opportunities for career development and geographic mobility as part of a larger, stronger and more diverse organization. The companies do not anticipate any significant changes in employee compensation or benefits packages as a result of the transaction. SJW Group values its trusted union partnerships, and all union contracts will continue to be honored.

•	Delivering customer benefits. The new organization will maintain the longstanding commitments of SJW Group and Connecticut Water to outstanding customer service, which will be enhanced by the sharing of best practices, operational expertise and more extensive resources. There will be no change in customer rates as a result of the merger of equals, and the operating subsidiaries of the combined company will each continue to be subject to oversight by their respective state regulatory commissions for rates and quality of service.

•	Serving local communities with a passionate, dedicated team of locally-based water professionals. Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of passionate, dedicated employees and existing leaders. They will continue to bring their extensive certifications, operating experience and local knowledge to the communities where they live, work and serve.

•	Strengthening existing community ties. In addition to retaining dedicated employee teams across its footprint, the new company will maintain strong community ties and participation in community events and organizations in Connecticut, Maine, California and Texas. The combined company will continue to focus on supporting economic development with investments in growth, safety and reliability.

•	Advancing environmental stewardship. Environmental stewardship is a core value for both organizations, given the local nature of the water business. Both companies have been industry leaders in their efforts to promote water conservation and protect the valuable lands and water resources that have been entrusted to them. That focus will continue as the combined company seeks to further reduce its environmental footprint and look for opportunities to improve the sustainability of its business practices.

•	Providing increased scale, financial strength and geographic diversity and deep operating expertise. In addition to an expanded market presence, increased scale and more diverse geographic footprint, the new organization will provide the opportunity for investments in service and reliability that can enhance value for shareholders as well as for customers and communities through our strong multi-state presence with high-quality and well-run operations, as well as constructive regulatory relationships in Connecticut, Maine, California and Texas.

•	Leveraging technology and capital investments. The combined company can cost effectively implement updated customer service tools across Connecticut and Maine utility operations by leveraging leading Information Services and Technology systems that have been established at SJW Group. The new company will honor commitments for approximately $200 million of annual capital investments across its combined operations, including moving forward with the construction of the new surface water treatment facility in Saco, Maine.

We remain committed to executing the Merger Agreement with Connecticut Water and are confident in its consummation during the fourth quarter of 2018.

Sincerely,

Eric W. Thornburg

Chief Executive Officer and President

SJW Group

About SJW Group

SJW Group is a publicly traded holding company headquartered in San Jose, California. SJW Group is the parent company of San Jose Water, SJWTX, Inc. and SJW Land Company. Together, San Jose Water and SJWTX, Inc. provide water service to more than one million people in San Jose, California and nearby communities and in Canyon Lake, Texas and the nearby communities. SJW Land Company owns and operates commercial real estate investments.

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

Contacts

Media

Abernathy MacGregor

Ian Campbell, 213-630-6550, idc@abmac.com

Chuck Dohrenwend, 212-371-5999, cod@abmac.com

Kendell Moore, 212-371-5999, kem@abamac.com

Jayme Ackemann

Director, Corporate Communications, SJW Group

408-918-7247, jayme.ackemann@sjwater.com

Investors

Andrew Walters

Chief Administrative Officer, SJW Group

408-279-7818, andrew.walters@sjwater.com